Filed by Alpha Industries, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934

                                         Commission File Number:  001-05560

                                    Subject Company: Alpha Industries, Inc.


On May 10, 2002, Alpha Industries filed with the SEC a registration statement on Form S-4 containing a definitive proxy statement/prospectus-information statement regarding the proposed merger of Conexant's wireless communications business with Alpha. Investors and security holders are urged to read the definitive proxy statement/prospectus-information statement and any other relevant documents filed by Alpha with the SEC regarding the proposed merger because they contain, or will contain, important information about Alpha, Conexant's wireless communications business and the merger. The definitive proxy statement/prospectus-information statement will be sent to Alpha stockholders on or about May 14, 2002, seeking stockholder approval of the proposed merger. Investors and security holders of Alpha may obtain a free copy of the definitive proxy statement/prospectus-information statement and any other relevant materials regarding the proposed merger, and other documents filed by Alpha with the SEC at the SEC's web site at http://www.sec.gov or on the "Investor Relations" section of the Alpha Web site, http://www.alphaind.com.

Alpha and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' stockholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha is contained in Alpha Industries' proxy statement for its 2001 annual meeting of stockholders filed with the SEC on July 30, 2001, and will also be included in future proxy statements filed with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the merger by reading the definitive proxy statement/prospectus-information statement.



THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ALPHA INDUSTRIES ON MAY 13, 2002.



                                                     ALPHA INDUSTRIES, INC.
                              20 Sylvan Road, PO Box 1044, Woburn, MA 01801
                    Tel: (781) 935-5150 Fax:(617) 824-4564 www.alphaind.com



                                                               NEWS RELEASE
                                                      FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT:

Alpha Contact:                                 Conexant Contacts:
--------------                                -------------------
Paul Vincent, Chief Financial Officer   or    Thomas Schiller/Investor Relations
(781) 935-5150 Ext. 4438                      (949) 483-4707
                                              Lisa Briggs/Editorial
                                              (949) 483-1148

 SEC Declares Effective Registration Statement Relating to Alpha's Proposed
           Merger with Conexant Wireless Communications Business
        Special Meeting of Alpha Stockholders Set for June 13, 2002

Woburn, Mass. and Newport Beach, Calif., May 13, 2002 -- Alpha Industries, Inc. (Nasdaq: AHAA) and Conexant Systems, Inc. (Nasdaq: CNXT) today announced that the Securities and Exchange Commission declared effective on May 10, 2002 the registration statement relating to Alpha's proposed merger with the wireless communications business of Conexant, which was announced on December 17, 2001.

A special meeting of Alpha stockholders to vote on the proposed merger is scheduled for 10 a.m. Thursday, June 13, 2002, at the Renaissance Bedford Hotel, 44 Middlesex Turnpike, Bedford, Massachusetts. Alpha stockholders of record at the close of business on April 22, 2002 are entitled to receive notice of and to vote at the special meeting, in person or by proxy.

In addition, Alpha and Conexant announced that they are mailing to their respective stockholders a proxy statement/prospectus-information statement with respect to the merger and the immediately preceding spin-off of Conexant's wireless communications business.

Alpha and Conexant currently anticipate that the merger will be completed in the current quarter ending June 30, 2002. In addition to approval by Alpha stockholders, the merger is subject to receipt of a ruling by the IRS that the spin-off of Conexant's wireless communications business immediately prior to the merger will be tax-free to Conexant stockholders and satisfaction of all other closing conditions.

About Alpha

Alpha Industries produces highly integrated RF semiconductor solutions for enhancing the speed, quality and performance of wireless voice, data and video communications. Alpha's GaAs switches, power amplifiers and discrete semiconductors have become reference products for many of the world's largest manufacturers of wireless handsets, mobile data devices, wireless infrastructure and broadband access platforms. Alpha's strategy is to leverage its industry-leading process breadth, which includes GaAs PHEMT, HBT, InGaP and associated RF process technologies, into increasing levels of component integration. As a result, the Company is winning new business for its growing line of integrated RF module solutions, which reduce design complexity and improve the OEM's time to market for new products. For more information, please visit Alpha's Web site, www.alphaind.com.

About Conexant

Conexant Systems, Inc. is a worldwide leader in semiconductor system solutions for communications applications. Conexant leverages its expertise in mixed-signal processing to deliver integrated systems and semiconductor products through three separate businesses that address the wireless communications, broadband access and Internet infrastructure markets.

Conexant's wireless communications business is focused on providing power amplifiers, radio-frequency subsystems and complete systems solutions. The broadband access business develops and delivers integrated solutions that enable digital entertainment and information networks for the home and small office. Mindspeed Technologies, the company's Internet infrastructure business, designs, develops and sells a complete portfolio of semiconductor networking solutions that facilitate the aggregation, transmission and switching of data, video and voice from the edge of the Internet to linked metropolitan area networks and long-haul networks.

Conexant, headquartered in Newport Beach, Calif., delivered revenues of $1.1 billion for fiscal 2001. The company is a member of the S&P 500 and Nasdaq-100 indices. To learn more, visit us at www.conexant.com or www.mindspeed.com.

On May 10, 2002, Alpha Industries filed with the SEC a registration statement on Form S-4 containing a definitive proxy statement/prospectus-information statement regarding the proposed merger of Conexant's wireless communications business with Alpha. Investors and security holders are urged to read the definitive proxy statement/prospectus-information statement and any other relevant documents filed by Alpha with the SEC regarding the proposed merger because they contain, or will contain, important information about Alpha, Conexant's wireless communications business and the merger. The definitive proxy statement/prospectus-information statement will be sent to Alpha stockholders on or about May 14, 2002, seeking stockholder approval of the proposed merger. Investors and security holders of Alpha may obtain a free copy of the definitive proxy statement/prospectus-information statement and any other relevant materials regarding the proposed merger, and other documents filed by Alpha with the SEC at the SEC's web site at http://www.sec.gov or on the "Investor Relations" section of the Alpha Web site, http://www.alphaind.com.

Safe Harbor Statement
This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Conexant's and Alpha's Securities and Exchange Commission filings. Such risks and uncertainties also include difficulties in integrating Conexant's wireless communications business and Alpha's business and failure of the spin-off of Conexant's wireless communications business to qualify as a tax-free reorganization.

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